EXHIBIT 77C
          FLAHERTY & CRUMRINE/CLAYMORE PREFERRED SECURITIES INCOME
                                FUND INCORPORATED
                                 (the "Fund")

On April 20, 2007, the Fund held its Annual Meeting of
Shareholders (the "Meeting") for the following purpose:
election of Directors of the Fund ("Proposal 1"). The proposal was approved by the shareholders and the results of the voting are as follows:

Proposal 1: Election of Directors.

Name                                 For                   Withheld

Common Stock
      Robert F. Wulf                38,391,012              663,949

Preferred Stock
      Donald F. Crumrine                16,165                   31

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.